Gold Fields Limited Reg. No. 1968/004880/06) (Incorporated in the Republic of South Africa) JSE, NYSE, DIFX Share Code: GFI ISIN Code:ZAE000018123 (“Gold Fields” or the “Company”) DEALING IN SECURITIES BY PRESCRIBED OFFICERS AND A DIRECTOR OF A MAJOR SUBSIDIARY In compliance with paragraphs 3.63 to 3.74 of the Listings Requirements of JSE Limited ("the Listings Requirements") the Company hereby advises that a prescribed Officer of Gold Fields and a director of a major subsidiary of the Company accepted her Performance Shares which were awarded in terms of the Gold Fields 2012 Share Plan (“Scheme”) as amended. Accordingly, the following trades are announced: Name of Prescribed Officer, Director of Major subsidiary R Bardien Nature of transaction On market sale of shares in terms of the above scheme Class of Security Ordinary shares Nature of interest Direct and Beneficial Transaction Date 01/03/2023 Number of Shares traded 47,984 Number of Shares retained 55,208 Market Price per share R166.8092 Total Value R8,004,172.65 Further, in compliance with paragraphs 3.63 to 3.74 of the Listings Requirements of JSE Limited (“Listings Requirements") we hereby advise that Prescribed Officers and Executives of the Company traded in Gold Fields Limited shares on the open market. Details of the transactions are set out below. Minimum Shareholding Requirement (MSR): The MSR is mandatory for Executives to hold GFL shares for a (5) five-year period based on the following target shareholding. CEO: 300% of Annual Guaranteed Remuneration Package; and CFO and other Executives: 100% of Annual Guaranteed Remuneration Package. Executives may commit in accordance with the MSR through the election prior to the determination of cash bonuses, vesting of shares awarded or through personal investment to commit Gold Fields shares toward the satisfaction of the MSR. Accordingly, the following trades are announced: Name of Prescribed Officer S Mathews Nature of transaction On market sale of shares. Class of Security Ordinary shares Nature of interest Direct and Beneficial Transaction Date 01/03/2023 Number of Shares traded 3,399 Number of Shares retained 0

Market Price per share R166.6005 Total Value R566,275.10 Name of Prescribed Officer L Rivera Nature of transaction On market sale of shares. Class of Security Ordinary shares Nature of interest Direct and Beneficial Transaction Date 01/03/2023 Number of Shares traded 12,152 Number of Shares retained 15,783 Market Price per share R166.6005 Total Value R2,024,529.28 In terms of paragraph 3.66 of the Listings requirements the necessary clearance to deal in the above securities has been obtained. 2 March 2023 Sponsor: J.P. Morgan Equities South Africa (Pty) Ltd